U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549

                   ---------------------------
                           FORM 12b-25

                               Commission File Number: 000-32621

                   NOTIFICATION OF LATE FILING

                          (Check One):

[ X ] Form 10-K          [   ] Form 11-K        [   ] Form 20-F
[   ] Form 10-Q          [   ] Form N-SAR

For Period Ended: December 31, 2001


[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

[   ] For the Transition Period Ended:


     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.


     If this notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I - REGISTRANT INFORMATION

                    INTAC International, Inc.
                    (Full Name of Registrant)


                 Unit 1809, 18F, Modern Warehouse
                        6 Shing Yip Street
             (Address of Principal Executive Office)


   Kwun Tong, Kowloon, Hong Kong
       (City and State)                                (Zip Code)


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PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

     (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and
     (c)  The accountant's statement or other
          exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

                   See Attachment III


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        J. David Washburn         214               761.4309
             (Name)           (Area Code)      (Telephone Number)


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(2)  Have all other periodic reports
     required under Section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the Investment
     Company Act of 1940 during the
     preceding 12 months or for such
     shorter period that the Registrant
     was required to file such report(s)
     been filed?                           [ X ]  Yes   [   ]  No

     If answer is no, identify reports.


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(3)  Is it anticipated that any significant
     change in results of operations from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included
     in the subject report or portion
     thereof?                              [ X ]  Yes   [   ]  No

     If so: attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate,
     state the reasons why a reasonable
     estimate of the results cannot be made.     SEE ATTACHMENT IV(3)




                   INTAC INTERNATIONAL, INC.
          (Name of Registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002


                         By:  /s/  JAMES MCALISTER
                            ---------------------------------------
                         Name: James McAlister
                         Title: Vice President-Finance





                            ATTENTION
Intentional misstatements or omissions constitute Federal
Criminal Violations (see 18 U.S.C. 1001).

                         ATTACHMENT III
                               TO
             NOTIFICATION OF LATE FILING OF FORM 10-K
           FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


     The Registrant was unable to file on April 1, 2002, its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 ("Form 10-K") because the Registrant (i) is an early stage company that had a significant increase in its business in China,
(ii) has not increased its accounting and financial personnel at the same rate of growth as its operations, and (iii) has retained a permanent Vice President - Finance during late January, 2002 to address its growing accounting and financial needs. Despite these efforts, the Registrant has not been able to assemble its financial information to enable it to timely and accurately complete its Form 10-K without unreasonable effort or expense.

                         ATTACHMENT IV(3)
           TO NOTIFICATION OF LATE FILING OF FORM 10-K
           FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001




     The Registrant completed a reorganization of its business operations as of October 13, 2001. Prior to the reorganization, the Registrant engaged in acquisition and exploration of mineral properties and did not earn a profit. Following the reorganization, the Registrant ceased to engage in the acquisition and exploration of mineral properties, and its primary business operations focused on the distribution of mobile phone handsets in Hong Kong. For the year ended December 31, 2001, the Registrant expects to report an estimated loss of between $200,000 and $ 600,000 on estimated revenues of between $23 million and $26 million. The forgoing revenue and loss projections are forward-looking statements based on the Registrant's assumptions and estimates of the results to be reported in its Annual Report on Form 10-K to be filed on or before April 16, 2002. No independent accountant has expressed an opinion on these estimates.